[WESTPOINT STEVENS LETTERHEAD]



                                             August 26, 1997



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


            Re:   WestPoint Stevens Inc.
                  Registration Statement on Form S-3
                  (File No. 333-32895)
                  -------------------------------------


Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended (the Act"), application is hereby made by WestPoint Stevens Inc. (the "Company") to withdraw the Company's Amendment No. 2 to the Registration Statement on Form S-3 (file no. 333-32895) ("Amendment No. 2").

            Amendment No. 2 was filed inadvertently and did not reflect any material change in the registration statement.

            As a result of the foregoing, the Company has determined to apply to the Commission for the withdrawal of Amendment No. 2.

            If you have any questions regarding the above or would like to discuss this application, please feel free to contact John Selig of Weil, Gotshal & Manges LLP, counsel to the Company, at (212) 310-8252 or Howard Chatzinoff of the same firm, at (212) 310-8340.


                                    Very truly yours,


                                    WESTPOINT STEVENS INC.

                                    By: /s/ Clayton Humphries
                                       ----------------------------
                                       Name: Clayton Humphries
                                       Title: Vice President and
                                              General Counsel